Exhibit 99.1

Ferrari N.V. Board Approves Cash Distribution

Maranello (Italy), March 1, 2017 - Ferrari N.V. (NYSE/MTA: RACE) announced today that its Board of Directors approved a cash distribution to the holders of common shares of Euro 0.635 per common share, corresponding to a total distribution of approximately Euro 120 million.

The distribution will be made from the Company’s share premium reserve and will be subject to the adoption of the Company’s 2016 annual accounts by the Annual General Meeting of Shareholders1.

The ex-date is expected to be April 24, 2017, the Italian record date April 25, 2017, the US record date April 26, 2017 and the payment date May 2, 20172.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The Annual General Meeting of Shareholders is scheduled to be held on April 14, 2017.
2 The coupon number of the distribution is 2 (two).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977